SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                        --------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------

                            CALCULATION OF FILING FEE


       Transaction valuation*                 Amount of filing fee**
       ----------------------                 ----------------------

               $11,248,856                                     $2,250

----------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 21,574,958 shares of common stock, par value $.001 per share, at the tender offer price of $0.45 per share of common stock, and (ii) 34,225,000 shares of class A common stock, par value $.001 per share at the tender offer price of $0.045 per share of class A common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended equals 1/50 of 1% of the transaction valuation.

    [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $1,800     Filing Party: GlobalNet Acquisitions Inc.
    Form or Registration No.: 14d-100  Date Filed: July 25, 2001

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


    This Amendment No. 3 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001 and Amendment No. 2 filed on August 16, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

    All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

    The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

    Parent has increased the offer price from $0.36 per share for each Common Share and $0.036 per share for each share of Class A Shares to $0.45 and $0.045 respectively, and on August 20, 2001, Parent issued a press release announcing an extension of the Offer to midnight, New York City time, on Friday, August 31, 2001. The full text of Parent's press release is attached hereto as Exhibit
(a)(1)(K) and is incorporated herein by reference.

Item 7 is hereby amended and supplemented to add the following information:

    As a result of the increased price, the total amount of funds required to purchase all outstanding Shares pursuant to the Offer has increased to approximately US$13,000,000.

Item 11 is hereby amended and supplemented to add the following information:

    The full text of the press release issued by the Parent on August 20, 2001, announcing the increase in the price and the extension of the Offer is filed as Exhibit (a)(1)(K) hereto. Additionally, the full text of the letter from the Parent to the Company outlining the increase in price dated August 20, 2001 is filed as Exhibit (a)(1)(L) .

    Based on a report from the Depositary, as of 5:00 p.m., New York City time, on August 17, 2001, the total number of Shares deposited and not withdrawn was 10,770,437 of Common Shares and 565,000 shares of Class A Shares, which represents approximately 41% of the combined voting power of the outstanding Shares.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

    Exhibit (a)(1)(K) Text of press release issued by Parent on August 20, 2001.

    Exhibit (a)(1)(L) Text of letter from the Parent to the Company dated August 20, 2001.


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


                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                       GLOBALNET ACQUISITIONS INC.


                       By:      /s/ Joel D. Plasco
                                -----------------------------------------
                          Name: Joel D. Plasco
                          Title: President




                       NEWMEDIA SPARK PLC


                       By:      /s/ Joel D. Plasco
                                -----------------------------------------
                          Name: Joel D. Plasco
                          Title: Director



Dated: August 20, 2001







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



GlobalNet Financial.com, Inc.
33 Glasshouse Street
London W1B 5DG

                                 20 August 2001

Dear Mr. Goldie:

Reference is made to our ongoing tender offer (the "Offer") for all outstanding shares of GlobalNet Financial.com, Inc. (the "Company") as described in the Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on July 25, 2001, as amended and supplemented from time to time. We have amended the Offer so as to provide that we will acquire each share of Common Stock of the Company for $0.45 per share and each share of Class A Common Stock of the Company for $0.045 per share, net to the Seller in cash without interest. We also have extended the Offer so as to expire at 12:00 midnight on Friday August 31, 2001. Please find attached the press release we will issue later today to communicate this change in the Offer to the Company's shareholders. Please forward any comments you may have to this press release to us by 5:30 p.m. London time today. We are prepared to enter into a second amendment to the Agreement and Plan of Merger (the "Agreement") among NewMedia SPARK plc ("NMS"), GlobalNet Acquisitions Inc. ("Acquisitions") and the Company, dated as of June 15, 2001, as amended by Amendment No. 1 dated as of July 17, 2001, so as to amend the merger consideration to conform to the new price to be paid in the Offer.

We note that nothing in this letter or the amendment of the Offer in any way waives any claim we may have against AISoftw@re S.p.A. ("AISoftw@re") or the Company and we specifically reserve all such rights.

Based on all information supplied to us to date, it appears that the Company has sufficient cash resources so as not to require any external financing in the period prior to the closing of the Offer on August 31, 2001. We note that if the Company's cash position were to be such that external financing would be necessary during the period to the closing of the Offer, such a material change in the position of the Company should have been notified to us pursuant to
Section 5.01(e) of the Agreement. In any event, if such external financing is necessary we would ask that you forward all information relating to this need together with the complete details of the financing referred to in the letter from Pat Maruggi of Milbank, Tweed Hadley and McCloy LLP to David E. Schulman of Dechert, dated August 17, 2001, purporting to summarise the material terms of the AISoftw@re proposal (the "Milbank Letter"). Upon receipt of which we would be willing to discuss the same.

Based on several conversations, occurring subsequent to the purported Notice of Termination dated August 17, 2001, sent to ourselves (the "Notice of Termination"), between ourselves and certain representatives of the Company and our respective legal advisors, we believe that the offer by AISoftw@re may have included a release of all directors and officers of the Company of claims by either AISoftw@re or some of its affiliates. We hereby specifically request that you provide us with any information relating to this purported release. Upon the receipt of which we would be in a position to react to such a proposal. In any event, we do not believe that the inclusion of such a release could in any way be relevant to an analysis of the board of director's fiduciary duties to the Company's shareholders or whether any proposal for a Company Alternative Transaction (as defined in the Agreement) is a Superior Company Transaction (as defined in the Agreement). Nonetheless, we note that NewMedia SPARK does not own any shares of capital stock of the Company and therefore would not be in a position to bring any claims against the Company's board of directors, whether by way of derivative claim or shareholder action, and also that Mr. Michael Whitaker would not have any interest in bringing any claims against a board of directors of which he was previously a member.

We note that the purported Notice of Termination was ineffective under Section 8.01(c) of the Agreement due to a failure to include all material terms of the purported Superior Company Transaction (as defined in the Agreement). In addition to the purported release described above, we specifically request all information relating to the "regulatory approvals" referred to in the Company's press release dated August 19, 2001. We note that the Offer made by ourselves is not subject to any outstanding regulatory approvals. We renew the request of our legal advisors that you provide them with a copy of the merger agreement proposed by AISoftw@re.

We reserve our rights as to whether or not the offer by AISoftw@re referenced in the purported Notice of Termination constituted a Superior Company Transaction, before taking into account our increased offer. Among other things, we take particular note in the Milbank Letter that the following provision is included in the AISoftw@re proposal: "[i]f GlobalNet terminates the merger agreement due to a material breach by AISoftw@re, then, in any of such cases, GlobalNet shall pay to AISoftw@re a termination fee equal to 6,692,321 ordinary shares of NewMedia SPARK." We draw your attention to the definition of Superior Company Transaction in Section 6.03(b) of the Agreement, which includes among other things, a consideration of any break-up fees. In any event, upon the price to be paid by ourselves being increased to $0.45 and $.045 per common and class A common share, the proposal of AISoftw@re cannot constitute a Superior Company Transaction (as defined in the Agreement) which would permit the Company to terminate the Agreement pursuant to Section 8.01(c). We have been advised by Dechert, our legal counsel, that the board of directors of the Company would, under no circumstances, breach their fiduciary duties if they failed to terminate the Agreement and accept an offer equal in price to our Offer as amended. We note that in order to terminate the Agreement pursuant to Section 8.01(c) of the Agreement that "the Board of Directors of the Company shall have determined in good faith, based upon the advice of nationally recognized outside legal counsel, that failure to terminate this Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to stockholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction".

Further,  we hereby give you formal notice that the Company has breached Section
5.03 of the Agreement by, among other things, waiving and failing to enforce to the fullest extent permitted under applicable law the provisions of the Non-Disclosure Agreement (the "Non-Disclosure Agreement"), dated August 7, 2001, between the Company and AISoftw@re. We hereby request that the Company comply at all times with the provisions of Section 5.03 of the Agreement, in particular with respect to the Non-Disclosure Agreement. We reserve our rights with respect to the past breach of Section 5.03 of the Agreement.

Finally, we wish to draw your attention to Section 5.02 of the Agreement in which the Company agrees that "neither it nor any of its Subsidiaries or other affiliates shall, and they shall use their reasonable best efforts to cause their respective Representatives (as defined in Section 9.11(g)) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to Company stockholders) with respect to [specified business combination transactions]". The later exception in the Agreement only permits the Company to react to unsolicited proposals for a Superior Company Transaction. We further note that the Non-Disclosure Agreement prohibits AISoftw@re, among other things, "unless specifically requested or permitted in writing in advance by the Company" from "seek[ing] or propos[ing] (whether publicly or otherwise) to acquire ownership of . . . the Company" (essentially, making an unsolicited offer). AISoftw@re admits in its letter to you filed as an exhibit to Amendment No. 2 to AISoftw@re's Schedule 13D, filed with the SEC on August 17, 2001, that by the explicit terms of the Agreement, the Company may not waive any provision of the Non-Disclosure Agreement. Therefore, AISoftw@re is prohibited by the terms of the Non-Disclosure Agreement from making any further proposal to acquire the Company, which prohibition may not be waived and must be enforced to the fullest extent permitted under applicable law by the Company and the Company is precluded from requesting AISoftw@re to make any further proposals.

Very truly yours,

NEWMEDIA SPARK plc


By: /s/ Joel D. Plasco
    -----------------------------------------
    Joel Plasco
    Director

20 August 2001

NewMedia SPARK plc Announces Increase of the Purchase Price in its Cash Tender Offer for GlobalNet Financial.com

LONDON, England /PRNewswire/ -- NewMedia SPARK plc (LSE: NMS) ("SPARK"), today announced that it has today amended the terms of its cash tender offer (the "Offer") for all shares of common stock and class A common stock of GlobalNet Financial.com, Inc. (Nasdaq: GLBN and LSE: GLFA) ("GlobalNet"), to increase the price to be paid to $0.45 and $0.045 per share of common stock and class A common stock, respectively, net to the seller in cash without interest thereon. SPARK has also extended the Offer, which will now expire at midnight, New York City time, on Friday, August 31, 2001, unless further extended. If the offer is further extended, SPARK will issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

GlobalNet Acquisitions Inc., a wholly owned subsidiary of SPARK, had previously commenced a tender offer for all outstanding shares of GlobalNet at $0.36 per share of common stock and $0.036 per share of class A common stock, net to the seller in cash, without interest thereon. The offer was scheduled to expire at 5:00 p.m. New York City time, on Wednesday, August 22, 2001.

Based on information provided to SPARK by the Bank of New York who is acting as the depository for the SPARK offer, as of the close of business on Friday, August 17, 2001, shares representing in excess of 41% of the combined voting power of all GlobalNet shares had been tendered and not withdrawn. These figures do not include the approximately 12.9% of common shares which AISoftw@re S.p.A. is obligated to tender into the SPARK offer pursuant to the Non-Disclosure Agreement executed by GlobalNet and AISoftw@re (a copy of which is attached to the amended Schedule 14D-9 filed by GlobalNet with the SEC on August 9, 2001).

Commenting on the number of shares which have been tendered to date, Joel Plasco, director of SPARK said, "We are delighted that so many GlobalNet shares have been tendered so far and even before we announced an increase in the price. We believe that such an early response is consistent with SPARK's commitment to close this transaction quickly and with certainty so that the shareholders of GlobalNet can receive cash for their shares, particularly in light of the deteriorating cash position which GlobalNet has reported."

SPARK has confirmed to GlobalNet that SPARK has sufficient liquid cash resources on hand to close the tender offer (assuming the minimum number of shares are tendered) at midnight New York City time on Friday, August 31, 2001 and to close the subsequent merger of GlobalNet with GlobalNet Acquisitions Inc., a wholly-owned subsidiary of SPARK.

For more complete information on the SPARK offer, including the procedures for tendering or withdrawing shares of GlobalNet, shareholders should read the Schedule TO filed with the SEC by SPARK, as amended to date.

This release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of GlobalNet and SPARK. Accordingly, actual results could differ materially from those discussed in this release. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. A more complete listing of cautionary statements and risk factors is contained in GlobalNet's reports filed with the Securities and Exchange Commission. None of the companies undertakes any obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.









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